BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
ir@berkleyresources.com

October 12, 2006
BKS - TSX Venture
BRKDF.PK - U.S.
Frankfurt W8O

$4,050,000 Private Placement

Berkley Resources Inc. (the “Company”) has arranged a non-brokered private placement of up to 2,800,000 million shares at a price of $0.90 per share (the “Flow-Through Offering”). Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

The Company has also arranged a second non-brokered private placement of up to 1,700,000 units at a price of $0.90 per unit (the “Non Flow-Through Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Non Flow-Through Offering will entitle the investor to purchase one additional share at a price of $1.20 until April 30, 2007 and then at a price of $1.50 until December 31, 2007.

The Company will pay finder fees in connection with this financing in accordance with TSX Venture Exchange policy.

The net proceeds of the offerings will be used for additional exploration and development work on the Company's Canadian oil and gas properties and for general working capital requirements.

The above transactions will be subject to regulatory approval.

The Company’s principal business activities are the acquisition, exploration, development and production of petroleum and natural gas reserves in Alberta and Saskatchewan.

For further information please contact Lindsay Gorrill, President and COO at cell (208) 755-6989, e-mail leg333@adelphia.net.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lindsay Gorrill”

Lindsay Gorrill,
President and COO

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.